Via Facsimile and U.S. Mail
Mail Stop 6010

January 6, 2009

Wade D. Miquelon
SVP and Chief Financial Officer
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015

Re: Walgreen Co.
Form 10-K for the Fiscal Year Ended August 31, 2008
File No. 1-00604

Dear Mr. Miquelon:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief